Exhibit 1
                                                                       ---------



                              WPP GROUP plc ("WPP")


WPP announces that on 13 June 2007 it acquired 350,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 735.35497p per share.